Exhibit (a)(9)

COMMONWEALTH OF MASSACHUSSETTS

MIDDLESEX, ss.	SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

STEPHEN GRAVENER, Individually and	)
on Behalf of all Others Similarly Situated,	)
)
Plaintiff,	)	Civil Action No. 13-2273
)
v.	)
)
SOUNDBITE COMMUNICATIONS,	)
INC., EILEEN M. RUDDEN, VERNON F.	)
LOBO, RODGER WEISMANN, JILL D.	)
SMITH, WILLIAM J. GEARY, JUSTIN J.	)
PERREAULT, JAMES A. MILTON,	)
GENESYS TELECOMMUNICATIONS	)
LABORATORIES, INC., and SONAR	)
MERGER SUB INC.,	) ) )
Defendants.
)

CLASS ACTION COMPLAINT

Plaintiff Stephen Gravener (“Plaintiff”) brings this Class Action Complaint (“Complaint”) on behalf of holders of the common stock of SoundBite Communications, Inc. (“SoundBite” or “Company”) against the Board of Directors of SoundBite for breaching their fiduciary duties, and against Genesys Telecommunications Laboratories, Inc. (“Genesys”) and Sonar Merger Sub Inc. (“Merger Sub”) for aiding and abetting these breaches.

This action seeks to enjoin the tender offer relating to the acquisition of the publicly owned shares of SoundBite common stock by Genesys, as detailed herein (“Proposed Transaction”), until SoundBite shareholders are provided with sufficient information to be able to decide whether to tender their shares. This action also seeks to order the SoundBite Board of Directors (as defined herein) to comply with its fiduciary obligations, and to award Plaintiff and the Class damages suffered as a result of Defendants’ wrongdoing.

The allegations of this Complaint are based on the knowledge of the Plaintiff as to himself, and on information and belief, including the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. On May 20, 2013, Genesys and SoundBite announced that they had entered into a definitive agreement under which Genesys will acquire SoundBite (“Merger Agreement”). Under the terms of the transaction, SoundBite shareholders will receive $5.00 in cash for each SoundBite share they own. The Proposed Transaction will be accomplished pursuant to a cash tender offer followed by a second step merger. The $5.00 per share cash offer price represents a total equity value of SoundBite of approximately $100.4 million.

2. The SoundBite Board has breached its fiduciary duties by failing to maximize the consideration available to SoundBite shareholders, and by failing to provide SoundBite shareholders with all material information concerning the Proposed Transaction. Genesys and Merger Sub have aided and abetted these breaches of fiduciary duty.

3. SoundBite is a profitable, customer experience management company, whose revenue has been growing. On February 21, 2013, the Company announced its Fourth Quarter and Year End 2012 Financial Results, demonstrating the Company’s solid financial footing. Fourth quarter revenues were $13.9 million, an increase of 16% compared to the same quarter in 2011. On a full year basis, revenues for 2012 were $48.1 million, a 15% increase over 2011.

4. The Proposed Transaction greatly favors Company insiders to the detriment of the Class as a whole. Among other things, executives and directors of SoundBite have negotiated for themselves, the accelerated vesting of their options and restricted stock. As a result of the

Proposed Transaction, the Company’s directors and officers will receive more than $557,000 from the accelerated vesting of their unvested options, which they would not be otherwise entitled to receive absent the Proposed Transaction. Likewise, Director James Milton will receive more than $331,000 from the accelerated vesting of his restricted stock units and executives Robert C. Leahy, Mark Friedman, and Timothy R. Segall will receive, in aggregate, more than $625,000 from the accelerated vesting of their restricted stock units. These insider benefits are diverting a significant portion of the available consideration away from the Class and towards Company insiders.

5. Having received these benefits, Milton, Commonwealth Capital Ventures III, L.P., CCV III Associates L.P., North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., and Segall entered into tender and support agreements with Genesys. Director William Geary, as a General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., is deemed to have voting and dispositive power with respect to the more than 4.7 million shares of SoundBite common stock that the entities own. Director Justin J. Perrault is a General Partner of Commonwealth Capital Ventures III, L.P. and CCV III Associates L.P. Under these tender and support agreements, these individuals and entities agreed to tender all of their shares, representing more than 41% of the outstanding shares of the Company.

6. The Board further breached its fiduciary duties by agreeing to a number of deal protection provisions that dissuade competing bidders who, but for those provisions designed to chill their interest, could offer more value to the Company’s shareholders. Specifically, the Merger Agreement includes:

a. a “no shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquirer and requires that the Board cease all such existing discussions and negotiations;

b. an “information rights” provision that requires the Board to give full information about competing acquisition proposals to Genesys within one (1) business day; and

c. a “termination fee” provision whereby the Board agreed that SoundBite would pay Genesys $2,886,782 if SoundBite terminates the Proposed Transaction because of the receipt of a superior proposal.

7. Finally, on June 4, 2013, Defendants filed a Recommendation Statement (“Recommendation Statement”) on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction, as amended on June 11, 2013, which contained numerous material misstatements and omissions. For example, the Recommendation Statement fails to include material information concerning: (a) certain management financial projections; (b) the sales process for the Company; and (c) the key data and inputs underlying the financial valuation analyses that purport to support the so-called “fairness opinion” provided by US Arma Partners LP (“Arma”), the Company’s financial advisor.

8. In sum, Defendants failed to maximize shareholder value and to protect the interests of SoundBite’s shareholders, and instead, engaged in a process that was designed to secure material personal benefits for themselves. Each of the Individual Defendants has breached his fiduciary duties, and/or has aided and abetted such breaches, by favoring his own financial interests over those of SoundBite and the public shareholders, and by disseminating false and misleading information in connection with the tender offer. As a result, Plaintiff and the other SoundBite public shareholders are receiving an unfair price in the Proposed Transaction and are being asked to tender their shares in connection with the Proposed Transaction without all of the necessary and material information needed to make a fully informed decision on whether to tender their shares.

9. In facilitating the acquisition of SoundBite by Genesys for inadequate consideration, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties. As set forth below, instead of working to maximize shareholder value as required, Defendants agreed to hand over the Company and its future prospects to Genesys for an unfair price. If Defendants are able to consummate the Proposed Transaction, SoundBite’s public shareholders will be unable to share in the future success of the Company. The $5.00 per share amount does not reflect SoundBite’s intrinsic value nor does it reflect the value of the Company as the target of a full and fair sales process.

10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the tender offer relating to the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Genesys and Merger Sub.

PARTIES

11. Plaintiff is, and at all relevant times was, a continuous stockholder of Defendant SoundBite.

12. Defendant SoundBite is a Delaware corporation with its principal executive offices located at 22 Crosby Drive, Bedford, Massachusetts 01730.

13. Defendant Eileen M. Rudden has served as Chairman of the Board of Directors of the Company.

14. Defendant Vernon F. Lobo has served as a director of the Company.

15. Defendant Rodger Weismann has served as a director of the Company.

16. Defendant Jill Smith has served as a director of the Company.

17. Defendant William J. Geary has served as a director of the Company.

18. Defendant Justin J. Perreault has served as a director of the Company.

19. Defendant James A. Milton has served as Chief Executive Officer (“CEO”) and as a director of the Company.

20. Defendants Rudden, Lobo, Weismann, Smith, Geary, Perreault, and Milton are collectively referred to herein as the “Board” or the “Individual Defendants.”

21. Defendant Genesys Telecommunications Laboratories is a California corporation.

22. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Genesys.

23. Collectively, SoundBite, the Individual Defendants, Genesys, and Merger Sub are referred to herein as the “Defendants.”

JURISDICTION AND VENUE

24. This Court has jurisdiction over this action pursuant to Mass. Gen. Laws ch. 223A § 3 by virtue of the fact that the complained-of-acts and practices giving rise to this action took place, in whole or in part, in the Commonwealth of Massachusetts; each Defendant is either a corporation that conducts business in or maintains operations in this County, or is an individual who has sufficient minimum contacts with Massachusetts so as to render the exercise of jurisdiction by the Massachusetts courts permissible under traditional notions of fair play and substantial justice. The amount in controversy exceeds $25,000.

25. Venue is proper pursuant to Mass. Gen. Laws ch. 223 § 1 because Defendants transact business within Middlesex County and throughout Massachusetts.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of SoundBite common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

27. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of June 1, 2013, there were more than 16.5 million shares of SoundBite common stock issued and outstanding. The actual number of public shareholders of SoundBite will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of SoundBite’s public shareholders; (ii) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether the Individual Defendants have breached their fiduciary duty to disclose all material facts to Plaintiff and the other members of the Class in connection with the Proposed Transaction; (iv) whether Genesys and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (v) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

28. SoundBite is a customer experience management company with deep expertise in delivering proactive, cross-channel customer engagement solutions across the full customer lifecycle. SoundBite partners with their clients to help them grow revenue, build profitable customer relationships, and collect money more efficiently.

29. SoundBite’s cross-channel engagement strategies, along with their mobile expertise and preference management capabilities, ensure positive customer interactions that are personalized, relevant, and compliant. More than 450 global end-clients leverage SoundBite’s proactive multi-channel communications and preference management platforms to power 2.5 billion personalized customer interactions annually for marketing, customer care, collections, and payments. SoundBite’s clients span many industries including financial services, telecommunications, utilities, retail, CPG, healthcare, and debt collection agencies. Additionally, SoundBite has received numerous industry accolades including the 2012 Frost & Sullivan North American Proactive Customer Contact Applications Customer Value Enhancement Award and the 2012 TMC CUSTOMER Magazine Product of the Year Award for SoundBite Engage.

B.	The Proposed Transaction

30. On May 20, 2013, Genesys and SoundBite issued a joint press release announcing the Proposed Transaction:

Genesys, a leading provider of customer engagement and contact center solutions, today announced it signed a definitive agreement to acquire SoundBite Communications (NASDAQ: SDBT) for a price of $5.00 per share. SoundBite delivers cloud-based proactive collections, payments, and mobile marketing applications, as well as proactive customer service solutions to enterprises.

The transaction, which has been unanimously approved by the Boards of Directors of Soundbite and also by Genesys, will be accomplished pursuant to a cash tender offer followed by a second step merger. The $5.00 per share cash offer price represents a total equity value of SoundBite of approximately $100.4 million, on a fully-diluted basis. The closing of the transaction is expected to occur early in the third quarter of 2013.

The proposed acquisition will strengthen the Genesys cloud solutions portfolio, building on its recent acquisition of Angel for self-service and contact center solutions. Cloud-based sales, marketing, and customer service solutions provide companies with the ability to better acquire, service, and grow their business with new and existing customers by offering purpose-built applications that can be deployed quickly by business users. Those users can be located in departments across the enterprise including marketing, accounts receivable, collections, and contact centers.

News Facts:

The acquisition is expected to contribute approximately $50 million in cloud-based revenue to Genesys, bringing the total to over $135 million for Genesys’ growing cloud business. The acquisition will bring Genesys additional expertise in developing, marketing, and selling cloud-based customer engagement solutions and adds approximately 450 new end-customers to its existing base of 800 Genesys cloud customers. Combined with Genesys’ current cloud business, SoundBite will further extend Genesys’ leadership position in cloud solutions for marketing, sales, and customer service.

With the addition of SoundBite’s market-leading applications, Genesys will enrich its portfolio of cloud-based solutions for marketing, sales and collections departments, and strengthen its ability to address additional user communities across the enterprise.

The SoundBite applications complement the Genesys cloud-based customer engagement solutions with additional mobile capabilities, including self-service text messaging, and mobile marketing capabilities, including mobile coupons, in-store marketing, mobile web sites, and on-package QR codes.

Supporting Quotes:

“Cloud solutions that quickly solve business challenges are in high demand, and offering these solutions is core to our mission.” said Paul Segre, President and CEO of Genesys. “The acquisition of SoundBite will expand our portfolio to help our customers meet these challenges, and continues our rapid expansion into cloud solutions in both new and existing markets.”

“This transaction provides our stockholders with a significant premium for their shares, and presents SoundBite with an exciting new endeavor that makes tremendous sense for the market,” said Jim Milton, President and CEO of SoundBite. “We believe existing SoundBite customers will value the benefits of being part of the global Genesys community made up of the world’s leading innovators in customer experience.”

Transaction Highlights:

Under the terms of the definitive agreement, Genesys will commence a cash tender offer to purchase all of SoundBite’s outstanding shares for $5.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes. The tender offer will remain open for at least 20 business days following its commencement. The completion of the tender offer is subject to the tender of at least a majority of SoundBite’s outstanding shares of common stock (on a fully diluted basis), the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. The definitive agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $5.00 per share, net to the holder in cash, without interest and less any applicable withholding taxes. Genesys has received from certain SoundBite stockholders, which represent 41.3% of the outstanding shares of SoundBite common stock, tender and support agreements to tender all of their shares in the tender offer and, if applicable, to vote those shares in favor of the transaction.

Genesys expects to fund the transaction with available cash and credit facilities. The transaction is not subject to any financing contingency.

US Arma Partners LP is acting as exclusive financial advisor, and K&L Gates LLP is serving as legal counsel, to SoundBite. Fried, Frank, Harris, Shriver & Jacobson LLP is serving as Genesys’ legal counsel.

C.	The Unfair Price

31. The Individual Defendants have failed to secure an adequate price for SoundBite shareholders. As consideration for the Proposed Transaction, SoundBite shareholders will receive $5.00 for each share of SoundBite common stock they tender.

32. The consideration is unfair and inadequate because, among other things, the intrinsic value of the Company’s common stock is materially in excess of the amount offered in the Proposed Transaction. In short, the Proposed Transaction undervalues SoundBite.

33. SoundBite is a company whose revenue has been growing. On February 21, 2013, the Company announced its Fourth Quarter and Year End 2012 Financial Results, demonstrating the Company’s solid financial footing. Fourth quarter revenues were $13.9 million, an increase of 16% compared to the same quarter in 2011. On a full year basis, revenues for 2012 were $48.1 million, a 15% increase over 2011.

34. On the strength of these numbers, Mr. Milton, the Company’s President and CEO, stated: “We are very pleased with our strong fourth quarter financial performance, exceeding our original forecast as well as our preannouncement in January. These results were driven by a seasonally strong performance in our mobile marketing business and increased demand in our hosted contact center business. The fourth quarter was also an important and successful quarter by other business measures. SoundBite took a clear leadership position for our industry; championing efforts resulting in a positive declaratory ruling from the FCC for confirmatory opt-out text messages. As a result, our TCPA related class action cases have been dismissed. And based on the improving confidence in our business, we paid a special one-time dividend in December of $0.50 per share.”

35. Milton added: “We continued our transformation in 2012 - growing our mobile channel, delivering improving financial results, and expanding offerings in the marketing, proactive customer care and collections and payments lifecycles. For 2013, I am optimistically looking forward to continuing our momentum across the lifecycle, expanding our global reach, building our channel partnerships, reaching sustainable profitability, and enabling our clients to deliver the best customer experience possible.”

36. Most recently, on May 9, 2013, the Company announced its First Quarter 2013 Financial Results. First quarter revenues were $11.3 million, an increase of 2% compared to the same quarter in 2012. In addition, the Company announced that cash flow from operating activities was $1.6 million.

37. The Board should have leveraged SoundBite’s position to extract a greater premium and a favorable merger agreement. Instead, the Board agreed to hastily lock-up a deal with Genesys before fulfilling its fiduciary duties to maximize shareholder value. Given SoundBite’s history of strong financial performance and its positioning for growth, the merger consideration is inadequate and significantly undervalues the Company.

38. The Proposed Transaction will deny Plaintiffs the right to share proportionately and equitably in the true value of SoundBite’s valuable and profitable business.

39. As these indicators make clear, SoundBite, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

D.	Insiders Stand to Gain from the Proposed Transaction

40. Rather than negotiate a transaction that was in the best interests of SoundBite’s common shareholders, the Company’s executive officers and directors are acting to better their own personal interests through the Proposed Transaction.

41. The Merger Agreement provides that each outstanding option to acquire Company stock, whether or not vested or exercisable, will automatically vest and be converted into the right to receive a cash payment from the Company. As a result of the Proposed Transaction, the Company’s directors and officers will receive more than $557,000 from the accelerated vesting of their unvested options.

Name	Number of Shares Underlying Vested In-the- Money Options (#)	Vested Options Spread Value ($)	Number of Shares Underlying Unvested In- the-Money Options (#)	Unvested Options Spread Value ($)	Total Options Spread Value ($)
Executive Officers
James A. Milton	758,321	2,424,163	46,929	91,627	2,515,790
Robert C. Leahy	319,142	959,047	71,961	160,906	1,119,953
Timothy R. Segall	190,143	492,213	60,367	138,289	630,502
Mark D. Friedman	179,376	443,758	60,374	138,302	582,060
Directors
Eileen M. Rudden	81,500	192,895	—	—	192,895
Vernon F. Lobo	58,000	142,680	—	—	142,680
Rodger Weismann	29,000	75,400	—	—	75,400
Jill D. Smith	24,166	62,107	4,834	12,423	74,530
William J. Geary	8,458	22,667	6,042	16,193	38,860
Justin J. Perreault	14,500	37,700	—	—	37,700

42. The Merger Agreement also provides for the accelerated vesting of each outstanding restricted stock unit (“RSU”) award. As a result of the Proposed Transaction, Director James Milton will receive more than $331,000 from the accelerated vesting of his RSUs and executives Robert C. Leahy, the Company’s Chief Operating Officer and Chief Financial Officer, Mark Friedman, the Company’s Executive Vice President and General Manager, Mobile

Services Business Unit, and Chief Marketing and Business Development Officer, and Timothy R. Segall, the Company’s Chief Technology Officer, will receive, in aggregate, more than $625,000 from the accelerated vesting of their RSUs.

E.	The Preclusive Deal Protection Devices

43. The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44. Section 8.02 of the Merger Agreement contains the termination fee provision. Section 8.02 provides that SoundBite must pay a termination fee of $2,886,782 in cash that will all but ensure that no competing offer will be forthcoming.

45. The Merger Agreement also contains a strict “no shop” provision prohibiting the members of the Company’s Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. Section 6.03(a) of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company (“No Solicitation Provision”). Specifically, Section 6.03(a) states:

(a) Subject to Section 6.03(b) (and, in the case of Section 6.03(a)(v), subject to Section 6.03(d)), the Company shall not, and shall not permit any of the Company Subsidiaries or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information or data, or affording access to the books, records or employees of the Company) any inquiry, proposal or offer with respect to, or the making, announcement or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding an Acquisition Proposal to any person that has made, or would reasonably be expected to make, an Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal,

(iv) take any action to make the provisions of any takeover laws inapplicable to any transaction contemplated by an Acquisition Proposal, (v) cause or permit the Company to enter into any letter of intent, memorandum or understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Alternative Acquisition Agreement”) constituting or directly related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than any Acceptable Confidentiality Agreements) or (vi) propose publicly to do any of the foregoing related to an Acquisition Proposal. Subject to Section 6.03(b), (A) the Company shall, and shall cause each of the Company Subsidiaries and its and their Representatives to, (x) immediately cease and cause to be terminated all existing solicitations and encouragements from, or discussions or negotiations with, any person conducted by any of the Company Group or any of their Representatives, heretofore with respect to any Acquisition Proposal and (y) promptly request any such person to promptly return or destroy all confidential information concerning the Company Group in accordance with the confidentiality agreement to which such person is bound or subject and (B) the Company shall not terminate, waive, amend, release or modify any provision of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement to which it or any of the Company Subsidiaries is a party with respect to or in contemplation of any Acquisition Proposal; provided, however, that nothing in this Section 6.03 shall prohibit the Company from rendering inapplicable, exempting or taking any action to render inapplicable or exempt any person from any standstill agreement or similar arrangement.

46. The $2,886,782 termination fee coupled with the No Solicitation Provision will all but ensure that no competing offer will be forthcoming.

47. Pursuant to Section 6.03(d)-(f) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Genesys of the bidder’s offer and the material terms and conditions of the new offer, and all relevant details. In addition, SoundBite is required to keep Genesys informed of the status, material details, and material correspondence between SoundBite and the person or entity making the alternative proposal. Genesys would then be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that SoundBite has in receiving the unsolicited offer.

48. In other words, the Merger Agreement gives Genesys access to any rival bidder’s information and allows Genesys a free right to top any superior offer. No rival bidder is likely to emerge because the Merger Agreement unfairly assures that any “auction” will favor Genesys and piggy-back upon the due diligence of the second bidder.

49. Finally, Genesys has entered into tender and support agreements with Director James A. Milton, Commonwealth Capital Ventures III, L.P., CCV III Associates L.P., North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., and Timothy Segall. Director William Geary, as a General Partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P., is deemed to have voting and dispositive power with respect to the more than 4.7 million shares of SoundBite common stock that the entities own. Director Justin J. Perrault is a General Partner of Commonwealth Capital Ventures III, L.P. and CCV III Associates L.P. Under these tender and support agreements, these individuals and entities agreed to tender all of their shares, representing more than 41% of the outstanding shares of the Company, make the deal all but a fait accompli.

50. These preclusive deal protection provisions improperly restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

F.	Defendants Breached Their Fiduciary Duties by Filing a Materially False and Misleading Recommendation Statement

51. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, Defendants have failed to provide the Company’s shareholders with that information. As set forth below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) certain management financial projections; (b) the sales process for the Company; and (c) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by Arma.

1.	The Recommendation Statement Fails to Disclose Certain Management Financial Projections

52. The Recommendation Statement states that SoundBite made available to Arma financial projections prepared by management of the Company for the fiscal years 2013-2017. Arma used these projections in its analyses, including its Discounted Cash Flows Analysis. The Recommendation Statement fails to disclose the financial projections for fiscal years 2013-2017 for: (a) taxes (or tax rate); (b) stock-based compensation; and (c) changes in net working capital. These omissions are material because without this information, SoundBite’s public shareholders do not have sufficient information to evaluate the future prospects of the Company and to evaluate whether the tender offer provides adequate consideration for their shares of SoundBite common stock.

2.	The Recommendation Statement Fails to Adequately Describe the Process that Resulted in the Proposed Transaction

53. The Recommendation Statement fails to fully and fairly disclose certain material information concerning the Proposed Transaction, including (among other things):

a. On page 11, the Recommendation Statement states that on December 12, 2012, the Board discussed strategic alternatives to increase stockholder value, including the possibility of pursuing a sale process, and as a result of these discussions, the Board established an ad hoc strategic transaction committee. The Recommendation Statement fails to disclose the reasons and process that prompted the Board to progress from a general discussion of strategic alternatives to the formation of a strategic transaction committee. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

b. On page 12, the Recommendation Statement states that Arma prepared a list of more than 40 potential financial and strategic bidders for a business combination with the Company. The Recommendation Statement fails to disclose how many of these “more than 40” bidders were financial buyers and how many were strategic buyers. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

c. On page 12, the Recommendation Statement states that the transaction committee selected 19 potential bidders from the list of more than 40 potential bidders. The Recommendation Statement fails to disclose how many of these 19 bidders were financial buyers and how many were strategic buyers. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

d. On page 13, the Recommendation Statement states that 11 potential bidders negotiated and executed confidentiality agreements. The Recommendation Statement fails to disclose how many of these 11 bidders were financial buyers and how many were strategic buyers. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

e. On page 14, the Recommendation Statement states that the Company received written initial non-binding indications of interest from Genesys and Bidder A and Bidder B. The Recommendation Statement fails to provide any background on Bidder A or Bidder B. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

f. On pages 13-14, the Recommendation Statement states that Arma distributed to Genesys and five other potential bidders an initial bid instruction letter. After hearing from Genesys, Bidder A, and Bidder B, the Committee directed Arma to contact the remaining three bidders to discuss each bidder’s indication of interest. The Recommendation Statement fails to disclose the result of Arma’s contacting these three remaining bidders. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value, whether other bidders may be willing to pay more for the Company, and whether the Individual Defendants reasonably canvassed the market for potential acquirers of SoundBite.

g. On page 15, the Recommendation Statement states that the transaction committee discussed with Arma its concern that the outstanding due diligence to be conducted by Bidder A suggested a higher risk to the certainty of close of a transaction relative to the due diligence still to be conducted by Genesys. The Recommendation Statement fails to disclose the reasons that the transaction committee believed that Bidder A’s outstanding due diligence suggested a higher risk. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value and whether other bidders may be willing to pay more for the Company.

h. On page 17, the Recommendation Statement states that on May 18, 2013, at a special telephonic meeting of the Board, the Board reviewed the proposed terms of the Transaction, and that the Company’s legal advisor updated the Board on the material changes to the terms and conditions of the draft merger agreement since the Board meeting of May 15, 2013. The Recommendation Statement fails to disclose these material changes. This omission is material because without the omitted information, SoundBite’s public shareholders are unable to assess whether the Board maximized shareholder value and whether other bidders may be willing to pay more for the Company.

3.	The Recommendation Statement Fails to Disclose Sufficient Details Concerning the Fairness Opinion by Arma

54. In the Recommendation Statement, Arma describes its fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Arma’s opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, SoundBite’s public shareholders are unable to fully understand the analyses and are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

Selected M&A Transaction Analysis (pages 24-25)

55. The Recommendation Statement fails to disclose material details concerning the analysis that Arma performed in connection with the Selected M&A Transaction Analysis. The Recommendation Statement fails to disclose the actual Enterprise Value observed for each of the selected transactions. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

56. The Recommendation Statement fails to disclose the purchase consideration (cash, stock, or a combination of the two) for each of the selected transactions, the announcement date for each of the selected transactions, and the type of transaction (whether public or private) for each of the selected transactions. These omissions are material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

57. The Recommendation Statement fails to disclose whether Arma observed any other multiples for these selected transactions. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

58. The Recommendation Statement fails to disclose the basis for selecting to use NASDAQ-listed companies, since Arma’s Selected Public Company Trading Analysis encompassed companies on all U.S. exchanges. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

59. The Recommendation Statement fails to disclose the reasons that Arma limited its analysis to transactions announced and completed since January 1, 2009. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

Selected Public Company Trading Analysis (pages25-26)

60. The Recommendation Statement fails to disclose material details concerning the analysis that Arma performed in connection with the Selected Public Company Trading Analysis. The Recommendation Statement fails to disclose the actual Enterprise Value observed for each of the selected companies. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

61. The Recommendation Statement fails to disclose the basis for excluding from the analysis companies with calendar year 2011A-2012A Adjusted EBITDA margins greater than 20% and with calendar year 2011A-2012A revenue growth greater than 40%. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

62. The Recommendation Statement fails to disclose the basis for selecting in this analysis all companies on U.S. exchanges, particularly since Arma’s Selected M&A Transactions Analysis and its Acquisition Premiums Paid Analysis selected to use only NASDAQ-listed companies. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

Acquisition Premiums Paid Analysis (pages26-27)

63. The Recommendation Statement fails to disclose material details concerning the analysis that Arma performed in connection with the Acquisition Premiums Paid Analysis. The Recommendation Statement fails to disclose the total Enterprise Value observed for each of the selected transactions. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

64. The Recommendation Statement fails to disclose the basis for excluding Accel-KKR’s acquisition of KANA from this analysis. With the exception of Accel-KKR’s acquisition of KANA, every transaction from the Selected M&A Transaction Analysis was included in the

Acquisition Premiums Paid Analysis. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

65. The Recommendation Statement fails to disclose the basis for selecting to use NASDAQ-listed companies, since Arma’s Selected Public Company Trading Analysis encompassed companies on all U.S. exchanges. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

66. The Recommendation Statement fails to disclose the reasons that Arma limited its analysis to transactions announced and completed since January 1, 2009. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

Discounted Cash Flows Analysis (pages 27-28)

67. The Recommendation Statement fails to disclose material details concerning the analysis that Arma performed in connection with the Discounted Cash Flows Analysis. The Recommendation Statement fails to disclose the basis for the selection of terminal perpetuity growth rates of 2.5%-3.5%. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

68. The Recommendation Statement fails to disclose the inputs and assumptions that Arma used to arrive at a discount rate range of 12.0% to 16.0%. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

69. The Recommendation Statement fails to disclose how management’s stock-based compensation was calculated into the analysis, and, specifically, whether stock-based compensation was treated as a cash or non-cash expense. This is especially crucial with respect to smaller technology companies, where stock based compensation can account for a large portion of compensation. If the anticipated stock based compensation expense was added back into the Discounted Cash Flows Analysis, if originally treated as a cash expense by Arma, this would lead to a significant increase in the value coming from the Discounted Cash Flows Analysis. The Recommendation Statement fails to disclose whether or not stock-based compensation was even considered at all in this analysis. This omission is material because without this information, SoundBite’s public shareholders are unable to fully understand the analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares.

70. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

71. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

72. As alleged herein, Defendants have initiated a process to sell SoundBite that undervalues the Company and vests them with benefits that are not shared equally by SoundBite’s public shareholders. In addition, by agreeing to the Proposed Transaction, Defendants have capped the price of SoundBite at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of SoundBite’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction. Finally, Defendants have failed to provide SoundBite’s public shareholders with all material information necessary to decide whether to tender their shares in connection with the Proposed Transaction.

73. The Individual Defendants have violated fiduciary duties owed to the public shareholders of SoundBite, including but not limited to their common law fiduciary duties and/or their fiduciary duty of candor and duty to maximize shareholder value owed by each of the Individual Defendants to Plaintiff and each of the other public shareholders of SoundBite.

74. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in SoundBite. Unless the tender offer is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of Plaintiff and the members of the Class.

75. The Individual Defendants should take whatever action is necessary to cause SoundBite to halt the tender offer relating to the Proposed Transaction.

76. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Genesys and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

77. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

78. Genesys and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of SoundBite, and have participated in such breaches of fiduciary duties.

79. Genesys and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Genesys and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

80. Genesys and Merger Sub should take whatever action is necessary to halt the tender offer relating to the Proposed Transaction.

81. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from continuing the tender offer relating to the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff prays for a jury trial on all issues and in all proceedings so triable.

DATED: June 17, 2013

Respectfully submitted,

BLOCK & LEVITON LLP

Jason M. Leviton (BBO # 678331)
Scott A. Mays (BBO# 663396)
Leigh E. O’Neil (BBO #681459) 155 Federal Street, Suite 1303
Boston, MA 02110
Tel: (617) 398-5600
Fax: (617) 507-6020
Email:	jason@blockesq.com scott@blockesq.com

Counsel for Plaintiff

OF COUNSEL:

BROWER PIVEN

A Professional Corporation

David A.P. Brower

Brian C. Kerr

475 Park Avenue South, 33rd Floor

New York, NY 10016

Tel: (212) 501-9000

Fax: (212) 501-0300

Email:	brower@browerpiven.com
kerr@browerpiven.com

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

Tel: (610) 667-6200

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